EXHIBIT 21.1

Subsidiary	Jurisdiction of Incorporation or Organization
Ciena Communications, Inc.	Delaware
Ciena Global Products Company, LTD	United Kingdom
Ciena Canada ULC	Canada
Ciena Switzerland GMBH	Switzerland
Ciena Global Holding, LP	Scotland